Securities and Exchange Commission
                             Washington, D.C. 20549


                        Schedule 13E-3/A, Amendment No. 3
                        Rule 13e-3 Transaction Statement
     (Pursuant To Section 13(e) of the Securities and Exchange Act of 1934)

---------------------------------------------------------------------------

                                 STERITEK, INC.
                              (Name of the Issuer)


                                 STERITEK, INC.
                              ALBERT J. WOZNIAK
                       QUALITY PACKAGING SPECIALISTS, INC.
                      (Name of Person(s) Filing Statement)


                      COMMON STOCK, NO PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                    859155103
                      (CUSIP Number of Class of Securities)
---------------------------------------------------------------------------

       JEFFREY G. KRAMER, ESQ.          TOM BELTON, ESQ.
       MCMANIMON & SCOTLAND, LLC        DRINKER, BIDDLE & REATH LLP
       ONE RIVERFRONT PLAZA             105 COLLEGE ROAD EAST
       NEWARK, NJ   07102               PRINCETON, NJ 08542
       (973) 622-5159                   (609) 716-6500

  (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)
---------------------------------------------------------------------------
This statement is filed in connection with (check the appropriate box):

      a. /X/ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange of 1934.

      b. / / The filing of a registration statement under the Securities Act of 1933.

      c.   / / A tender offer.

      d.   / / None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: /X/

CALCULATION OF FILING FEE

 Transaction Valuation(1)     Amount of Filing Fee(2)
 $5,555,155.40                $1,111.03

(1) For purposes of calculation of the filing fee only. Assumes the purchase, at a purchase price of not less than $1.39 per share of Common Stock, of 3,996,285 shares of Common Stock of the Issuer, representing all of such Common Stock outstanding (assuming the exercise of options to acquire 360,000 shares of Common Stock).

(2) The amount of the filing fee equals 1/50 of 1% of the transaction value.

/X/ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

AMOUNT PREVIOUSLY PAID:   $1,111.03.

FORM OR REGISTRATION NO.: Preliminary Proxy Statement on Schedule 14A.

FILING PARTY:             STERITEK, INC.

DATE FILED:               February 8, 1999.

INTRODUCTION

         This Rule 13e-3 Transaction Statement on Schedule 13E-3 is being filed with the Securities and Exchange Commission (the "Commission") on behalf of Steritek, Inc., a New Jersey corporation (the "Issuer" or the "Company"); Quality Packaging Specialists, Inc., a New Jersey corporation (the "Acquiror"); and Albert J. Wozniak, a principal shareholder of the Issuer and a minority shareholder of Acquiror, with respect to a proposed merger (the "Merger") pursuant to which a subsidiary of the Acquiror will be merged with and into Issuer, with the Issuer as the surviving corporation in the Merger. Albert J. Wozniak (i) beneficially owns 2,436,490 shares of the Issuer's common stock (exclusive of options to acquire an additional 215,000 shares of Common Stock, of which 140,000 are expected to be exercised prior to the consummation of the Merger); (ii) owns shares representing approximately 19.8% of the voting power of the Acquiror's Common Stock; and (iii) is the Chairman of the Board, the President and the Chief Executive Officer of the Issuer.

     The Company, QPSI and Albert J. Wozniak are filing with the Securities and Exchange Commission (the "Commission") this Rule 13e-3 Transaction Statement under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), with respect to the Merger. The filing of this Schedule 13E-3 does not constitute an admission by any person that the Schedule 13E-3 is required or that Steritek, Albert J. Wozniak, QPSI or any of their affiliates are subject to the requirements of Rule 13e-3 under the Exchange Act.

      The following cross-reference sheet is being supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location of the information required by Schedule 13E-3 in the Schedule 14A Proxy Statement of the Issuer attached hereto as Exhibit (d)(1) and filed with the Commission concurrently herewith. The information set forth in the Proxy Statement, including all annexes, schedules, and exhibits thereto, is hereby expressly incorporated by reference as set forth in the following cross-reference sheet and in the responses to each item of this Schedule 13E-3, and such responses are qualified in their entirety by the provisions of the Proxy Statement. The cross-reference sheet indicates the caption in the Proxy Statement under which the responses are incorporated herein by reference. If any such item is inapplicable or the answer thereto is in the negative and is omitted from the Proxy Statement, it is so indicated in the cross-reference sheet.

                             CROSS-REFERENCE SHEET

              Pursuant to General Instruction F to Schedule 13E-3

                              ALL REFERENCES ARE TO PORTIONS OF THE
                              14A PROXY STATEMENT (UNLESS OTHERWISE INDICATED)
SCHEDULE 13E-3 ITEM           AND ALL DOCUMENTS ARE INCORPORATED HEREIN BY
NUMBER AND CAPTION            REFERENCE
===========================================================================

1.   Issuer and Class of Security Subject to the Transaction

     (a) ...................   Front Cover Page; "SUMMARY"; "INTRODUCTION"

     (b) ...................   Front Cover Page; "SUMMARY"; "INTRODUCTION -
                               VOTING AT THE SPECIAL MEETING."

     (c) ...................   "MARKET FOR THE COMPANY'S COMMON EQUITY AND
                               RELATED SHAREHOLDER MATTERS."

     (d) ...................   "MARKET FOR THE COMPANY'S COMMON EQUITY AND
                               RELATED SHAREHOLDER MATTERS."

     (e) ...................   Not applicable.

     (f) ...................   "CERTAIN TRANSACTIONS IN THE COMMON STOCK."

2.   Identity and Background

     (a)-(d), (g) ..........   "SUMMARY"; "SPECIAL FACTORS--INTERESTS OF
                               CERTAIN PERSONS IN THE MERGER; CONFLICTS OF
                               INTEREST"; Company's Annual Report on Form
                               10-K/A for the fiscal year ended June 30,
                               1998.

     (e)-(f) ...............   None.

3.   Past Contacts, Transactions or Negotiations

     (a)-(b) ...............  "SUMMARY"; "SPECIAL FACTORS--BACKGROUND OF THE
                               MERGER"; "--INTERESTS OF CERTAIN PERSONS IN
                               THE MERGER; CONFLICTS OF INTEREST";
                               Company's Annual Report on Form 10-K/A for
                               the fiscal year ended June 30, 1998.

4.   Terms of the Transaction

     (a) ...................   "SUMMARY"; "SPECIAL FACTORS--INTERESTS OF
                               CERTAIN PERSONS IN THE MERGER; CONFLICTS OF
                               INTEREST"; "--CERTAIN EFFECTS AND DETRIMENTS OF
                               THE MERGER"; "--PURPOSE OF THE MERGER"; "THE
                               MERGER--SUMMARY OF MATERIAL FEATURES OF THE
                               TRANSACTION"; "--MERGER CONSIDERATION";
                               "--EFFECTIVE TIME"; "--CONVERSION OF STERITEK
                               COMMON STOCK; PROCEDURES FOR EXCHANGE OF
                               CERTIFICATES"; "--CONDUCT OF THE BUSINESS
                               PENDING THE MERGER"; "--CONDITIONS TO THE
                               MERGER"; "THE MERGER AGREEMENT."

     (b) ...................   "THE MERGER--MERGER CONSIDERATION"; "SPECIAL
                               FACTORS--INTERESTS OF CERTAIN PERSONS IN THE
                               MERGER; CONFLICTS OF INTEREST".

5.   Plans or Proposals of the Issuer or Affiliate

     (a)-(b) ..........   "SPECIAL FACTORS--PLANS FOR THE COMPANY AFTER THE
                          MERGER".

     (c) ..............   "SPECIAL FACTORS--CERTAIN EFFECTS AND DETRIMENTS OF
                          THE MERGER"; "SPECIAL FACTORS--INTERESTS OF CERTAIN
                          PERSONS IN THE MERGER; CONFLICTS OF INTEREST".

     (d) ..............   None.

     (e)-(g)...........   "SUMMARY"; "SPECIAL FACTORS--CERTAIN EFFECTS AND
                          DETRIMENTS OF THE MERGER"; "THE MERGER--EFFECT ON
                          STOCK OPTIONS"; "DEREGISTRATION OF STERITEK COMMON
                          STOCK"; "MARKET FOR THE COMPANY'S COMMON EQUITY AND
                          RELATED SHAREHOLDER MATTERS."

6.   Source and Amounts of Funds or Other Considerations

     (a),(c) ..........   "THE MERGER--MERGER FINANCING"; "--MERGER
                          CONSIDERATION".

     (b) ..............   "THE MERGER AGREEMENT--TERMINATION OF THE MERGER
                          AGREEMENT; TERMINATION FEES."

     (d) ..............   Not applicable.

7.   Purpose(s), Alternatives, Reasons and Effects

     (a) ..............   "SUMMARY"; "SPECIAL FACTORS--PURPOSE OF THE MERGER."

     (b) ..............   "SPECIAL FACTORS--BACKGROUND OF THE MERGER";
                          "--FAIRNESS OF THE MERGER; RECOMMENDATION OF THE
                          BOARD OF DIRECTORS."

     (c) ..............   "SUMMARY"; "SPECIAL FACTORS--BACKGROUND OF THE
                          MERGER";  "--FAIRNESS OF THE MERGER; RECOMMENDATION
                          OF THE BOARD OF DIRECTORS"; "--PURPOSE OF THE
                          MERGER."

     (d) ..............   "SUMMARY"; "SPECIAL FACTORS--INTEREST OF CERTAIN
                          PERSONS IN THE MERGER; CONFLICTS OF INTEREST";
                          "--CERTAIN EFFECTS AND DETRIMENTS OF THE MERGER";
                          "PLANS FOR THE COMPANY AFTER THE MERGER"; "THE
                          MERGER--FEDERAL INCOME TAX CONSIDERATIONS";
                          "--ANTICIPATED ACCOUNTING TREATMENT"; "--EFFECT ON
                          STOCK OPTIONS"; "--DEREGISTRATION OF STERITEK COMMON
                          STOCK."

8.   Fairness of the Transaction

     (a) ..............   "SUMMARY"; "INTRODUCTION--MATTERS TO BE
                          CONSIDERED AT THE SPECIAL MEETING"; "SPECIAL
                          FACTORS--FAIRNESS OF THE MERGER; RECOMMENDATION
                          OF THE BOARD OF DIRECTORS."

     (b) ..............   "SPECIAL FACTORS--BACKGROUND OF THE MERGER";
                          "--FAIRNESS OF THE MERGER; RECOMMENDATION OF THE
                          BOARD OF DIRECTORS"; "SPECIAL FACTORS--REPORT FROM
                          STERITEK'S FINANCIAL ADVISOR; FAIRNESS OF THE
                          TRANSACTION."

     (c) ..............   "SUMMARY"; "INTRODUCTION--MATTERS TO BE
                          CONSIDERED AT THE SPECIAL MEETING"; "--VOTING AT
                          THE SPECIAL MEETING"; "THE MERGER--CONDITIONS TO
                          THE MERGER"; "THE MERGER AGREEMENT--TERMINATION OF
                          THE MERGER AGREEMENT; TERMINATION FEES".

     (d) ..............   "SPECIAL FACTORS--BACKGROUND OF THE MERGER";
                          "--FAIRNESS OF THE MERGER; RECOMMENDATION OF THE
                          BOARD OF DIRECTORS"; "SPECIAL FACTORS--REPORT FROM
                          STERITEK'S FINANCIAL ADVISOR; FAIRNESS OF THE
                          TRANSACTION."

     (e) ..............   "INTRODUCTION--MATTERS TO BE CONSIDERED AT THE
                          SPECIAL MEETING"; "--VOTING AT THE SPECIAL
                          MEETING"; "SPECIAL FACTORS--BACKGROUND OF THE
                          MERGER."

     (f) ..............   "SPECIAL FACTORS--BACKGROUND OF THE MERGER";
                          "--REPORT FROM STERITEK'S FINANCIAL ADVISOR;
                          FAIRNESS OF THE TRANSACTION--COMPARABLE
                          TRANSACTIONS ANALYSIS";--CARAUSTAR OFFER TO PURCHASE
                          STERITEK".

9.    Reports, Opinions, Appraisals and Certain Negotiations

      (a)-(c) ........    "SPECIAL FACTORS--FAIRNESS OF THE MERGER;
                          RECOMMENDATION OF THE BOARD OF DIRECTORS";
                          "--REPORT FROM STERITEK'S FINANCIAL ADVISOR;
                          FAIRNESS OF THE TRANSACTION"; Opinion of
                          John Durkin Associates, LLC (Exhibit (b)(1));
                          Report of John Durkin Associates, LLC (Exhibit
                          (b)(2)); Projected Financial Statements (Exhibit
                          (b)(3)).

10.   Interest in Securities of the Issuer

      (a) .............   "SUMMARY"; "SPECIAL FACTORS--INTERESTS OF CERTAIN
                          PERSONS IN THE MERGER; CONFLICTS OF INTEREST";
                          "--PURPOSE OF THE MERGER"; "--CERTAIN EFFECTS AND
                          DETRIMENTS OF THE MERGER"; "SECURITY OWNERSHIP OF
                          CERTAIN BENEFICIAL OWNERS AND MANAGEMENT."

      (b) .............   "CERTAIN TRANSACTIONS IN THE COMMON STOCK."

11.   Contracts, Arrangements or Understandings with Respect to the
Issuer's Securities

                    "SPECIAL FACTORS--INTERESTS OF CERTAIN PERSONS IN
                    THE MERGER; CONFLICTS OF INTEREST."

12. Present Intention and Recommendation of Certain Persons with Regard to the Transaction

      (a)-(b) .........   "INTRODUCTION--VOTING AT THE SPECIAL MEETING";
                          "SPECIAL FACTORS--BACKGROUND OF THE MERGER";
                          "--INTERESTS OF CERTAIN PERSONS IN THE
                          MERGER; CONFLICTS OF INTEREST"; "--FAIRNESS OF
                          THE MERGER; RECOMMENDATION OF THE BOARD OF
                          DIRECTORS"; "SECURITY OWNERSHIP OF CERTAIN
                          BENEFICIAL OWNERS AND MANAGEMENT."

13.   Other Provisions of the Transaction

      (a) ..............  "SUMMARY--NO DISSENTING SHAREHOLDER RIGHTS";
                          "NO DISSENTING SHAREHOLDER RIGHTS."

      (b) ..............  Not applicable.

      (c) ..............  Not applicable.

14.   Financial Information

      (a)-(b) ..........  "SELECTED FINANCIAL DATA OF THE COMPANY";
                          Company's Annual Report on Form 10-K/A
                          for the fiscal year ended June 30, 1998-Annex
                          III; Company's Quarterly Report on Form 10-Q/A for
                          the quarter ended December 31, 1998-Annex IV.

15.   Persons and Assets Employed, Retained or Utilized

      (a) ..............  "SPECIAL FACTORS--INTERESTS OF CERTAIN PERSONS IN
                          THE MERGER; CONFLICTS OF INTEREST"; "--PURPOSE OF
                          THE MERGER".

      (b) ..............  "SPECIAL FACTORS--BACKGROUND OF THE MERGER";
                          "--REPORT FROM STERITEK'S FINANCIAL ADVISOR;
                          FAIRNESS OF THE TRANSACTION."

16.   Additional Information

                          The Proxy Statement is incorporated herein by reference in its entirety.

17.   Materials to be Filed as Exhibits

      (b)(1) ...........  Opinion of John Durkin Associates, LLC, dated
                          January 27, 1999 (incorporated by reference to
                          Annex II to the Proxy Statement which is filed
                          herewith as Exhibit (d)(1)).

      (b)(2) ...........  Report of John Durkin Associates, LLC presented to the Board of Directors of Steritek, Inc. on
                          January 29, 1999 (filed herewith).

      (b)(3) ...........  Steritek, Inc. Projected Financial Statements
                          January 1, 1999 through June 30, 2001 (filed
                          herewith).

      (c) ..............  Agreement and Plan of Merger, dated as of
                          December 4, 1998, between the Issuer, the
                          Acquiror and Albert J. Wozniak (incorporated by
                          reference to Annex I to the Proxy Statement
                          which is filed herewith as Exhibit (d)(1)).

      (d)(1) ...........  Schedule 14A Preliminary Proxy Statement pursuant to Section 14(a) of the Securities Exchange Act
                          of 1934 (filed herewith).

      (d)(2) ...........  Form of Proxy (incorporated by reference to the
                          Proxy Statement which is filed herewith as Exhibit
                          (d)(1)).

      (d)(3) ..........   Not applicable.

      (e) .............   Not applicable.

      (f) .............   Not applicable.

Item 1.     Issuer and Class of Security Subject to the Transaction.

      (a) The information concerning the Issuer and its principal executive office set forth on the cover page to the Proxy Statement and in the sections entitled "SUMMARY" and "INTRODUCTION" of the Proxy Statement is incorporated herein by reference.

      (b) The information concerning the shares of common stock, without par value per share, of the Issuer (the "Shares") set forth on the cover page to the Proxy Statement and in the sections entitled "SUMMARY" and "INTRODUCTION--VOTING AT THE SPECIAL MEETING" of the Proxy Statement is incorporated herein by reference.

      (c) The information concerning the principal market in which the Shares are traded set forth in the section entitled "MARKET FOR THE COMPANY'S COMMON EQUITY AND RELATED SHAREHOLDER MATTERS" of the Proxy Statement is incorporated herein by reference. The only trades during the past two years, for which the Company has reported information, are as follows:

   Date     Number of Shares        Price
 5/29/98     15,500 shares     $0.25   per share
 6/30/98        400 shares     $0.25   per share
 8/31/98     10,000 shares     $0.375  per share
 9/30/98      4,700 shares     $0.50   per share
10/30/98     49,000 shares     $0.75   per share
11/30/98     11,800 shares     $0.50   per share
12/31/98     12,000 shares     $0.8125 per share

The foregoing information was derived from the internet.

      (d) The information set forth in the section entitled "MARKET FOR THE COMPANY'S COMMON EQUITY AND RELATED SHAREHOLDER MATTERS" of the Proxy Statement is incorporated herein by reference.

      (e)  Not applicable.

      (f) The information concerning purchases of Shares of the Issuer set forth in the section entitled "CERTAIN TRANSACTIONS IN THE COMMON STOCK" of the Proxy Statement is incorporated herein by reference. In addition, Albert J. Wozniak, Chairman, President and Chief Executive Officer of the Company, purchased 420,840 shares of the Company's Common Stock, at a price of $.3125 per share, in a privately negotiated transaction on August 18, 1998.

Item 2.     Identity and Background.

     (a)-(d),(g) The persons filing this Statement are Steritek, Inc. (the issuer of the class of equity securities that is the subject of the Rule 13E-3 transaction (the "Issuer" or the "Company")), Albert J. Wozniak and
Quality Packaging Specialists, Inc., a New Jersey corporation (the "Acquiror"). The Acquiror was organized in 1994 to engage in contract packaging. The business address of the Company and Albert J. Wozniak is 121 Moonachie Avenue, Moonachie, New Jersey 07074. Mr. Wozniak is a United
States citizen and is the Company's President, Chairman of the Board and Chief Executive Officer. The business address of Acquiror is 5 Cooper
Street, Burlington, New Jersey 08016. The information concerning Albert J. Wozniak and Acquiror set forth in the sections entitled "SUMMARY," "SPECIAL FACTORS--INTERESTS OF CERTAIN PERSONS IN THE MERGER; CONFLICTS OF INTEREST" of the Proxy Statement is incorporated herein by reference. Pursuant to General Instruction D of Schedule 13E-3, the information set forth in the Company's Annual Report on Form 10-K/A for the fiscal year ended June 30,
1998 is incorporated herein by reference.

     (e)-(f) None of the Company, Albert J. Wozniak, the Acquiror, or any executive officer, director or person controlling the Company or Acquiror (i) during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) during the last five years, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities, subject to, federal or state securities laws or finding any violation of such laws.

Item 3.     Past Contacts, Transactions or Negotiations.

     (a)-(b) The information set forth in the sections entitled "SUMMARY," "SPECIAL FACTORS-- BACKGROUND OF THE MERGER," and "--INTERESTS OF CERTAIN PERSONS IN THE MERGER; CONFLICTS OF INTEREST" of the Proxy Statement is incorporated herein by reference. Pursuant to General Instruction D of Schedule 13E-3, the information set forth in the Company's Annual Report on Form 10-K/A for the fiscal year ended June 30, 1998, is incorporated herein by reference. Albert J. Wozniak has personally guaranteed the Company's bank borrowings, which amounted to $873,002 at December 31, 1998.

Item 4.     Terms of the Transaction.

     (a)         The information set forth in the sections entitled
"SUMMARY," "SPECIAL FACTORS--INTERESTS OF CERTAIN PERSONS IN THE MERGER; CONFLICTS OF INTEREST," "--CERTAIN EFFECTS AND DETRIMENTS OF THE MERGER," "--PURPOSE OF THE MERGER," "THE MERGER--SUMMARY OF MATERIAL FEATURES OF THE TRANSACTION," "--MERGER CONSIDERATION," "--EFFECTIVE TIME,""--CONVERSION OF STERITEK COMMON STOCK; PROCEDURES FOR EXCHANGE OF CERTIFICATES," "--CONDUCT OF THE BUSINESS PENDING THE MERGER," "--CONDITIONS TO THE MERGER" and "THE MERGER AGREEMENT" of the Proxy Statement is incorporated herein by reference.

      (b) The information set forth in the section entitled "THE MERGER--MERGER CONSIDERATION" and "SPECIAL FACTORS--INTERESTS OF CERTAIN PERSONS IN THE MERGER; CONFLICTS OF INTEREST," of the Proxy Statement is incorporated herein by reference.

Item 5.     Plans or Proposals of the Issuer or Affiliate.

      (a)-(b) The information set forth in the section entitled "SPECIAL FACTORS--PLANS FOR THE COMPANY AFTER THE MERGER" of the Proxy Statement is incorporated herein by reference.

      (c) The information set forth in the section entitled "SPECIAL FACTORS--CERTAIN EFFECTS AND DETRIMENTS OF THE MERGER" and "--INTERESTS OF CERTAIN PERSONS IN THE MERGER; CONFLICTS OF INTEREST" of the Proxy Statement is incorporated herein by reference.

      (d)        None.

      (e)-(g) The information set forth in the sections entitled "SUMMARY," "SPECIAL FACTORS--CERTAIN EFFECTS AND DETRIMENTS OF THE MERGER," "THE MERGER--EFFECT ON STOCK OPTIONS," "--DEREGISTRATION OF STERITEK COMMON STOCK" and "MARKET FOR THE COMPANY'S COMMON EQUITY AND RELATED SHAREHOLDER MATTERS" of the Proxy Statement is incorporated herein by reference.

Item 6.     Source and Amount of Funds or Other Consideration.

      (a),(c) The information set forth in the section entitled "THE MERGER--MERGER FINANCING" and "THE MERGER--MERGER CONSIDERATION" of the Proxy Statement is incorporated herein by reference.

      (b) The information set forth in the section entitled"THE MERGER AGREEMENT--TERMINATION OF THE MERGER AGREEMENT; TERMINATION FEES" of the Proxy Statement is incorporated herein by reference.

     The aggregate fees and expenses paid and estimated to be paid by QPSI and the Company in connection with the merger, the financing and related transactions are as follows:

       Financing Fees                                $    60,000.00
       Investment Banking and Financial Advising     $    25,000.00
       Legal and Accounting                          $   240,000.00
       Printing and Distribution                     $     7,500.00
       SEC Filings                                   $     1,111.03
       Miscellaneous                                 $    25,000.00
                                                     --------------
       TOTAL                                         $   358,611.03
                                                     ==============

To the extent not paid prior to the Effective time by QPSI or the Company, all such fees and expenses will be paid by QPSI or the Company if the Merger is consummated. If the Merger is not consummated, each party will bear its respective fees and expenses, except as otherwise provided under "THE MERGER AGREEMENT--TERMINATION OF THE MERGER; TERMINATION FEES" of the Proxy Statement.

      (d)        No request is made pursuant to Item 6(d) of Schedule 13E-3.

Item 7.     Purpose(s), Alternatives, Reasons and Effects.

      (a) The information set forth in the sections entitled "SUMMARY," and "SPECIAL FACTORS--PURPOSE OF THE MERGER" of the Proxy Statement is incorporated herein by reference.

      (b) The information set forth in the sections entitled "SPECIAL FACTORS--BACKGROUND OF THE MERGER" and "--FAIRNESS OF THE MERGER;
RECOMMENDATION OF THE BOARD OF DIRECTORS" of the Proxy Statement is incorporated herein by reference.

      (c) The information set forth in the sections entitled "SUMMARY" and "SPECIAL FACTORS--BACKGROUND OF THE MERGER," "--FAIRNESS OF THE MERGER; RECOMMENDATION OF THE BOARD OF DIRECTORS" and "--PURPOSE OF THE MERGER" of the Proxy Statement is incorporated herein by reference.

      (d) The information set forth in the sections entitled "SUMMARY," "SPECIAL FACTORS--INTERESTS OF CERTAIN PERSONS IN THE MERGER; CONFLICTS OF INTEREST," "--CERTAIN EFFECTS AND DETRIMENTS OF THE MERGER," "--PLANS FOR THE COMPANY AFTER THE MERGER," "THE MERGER--FEDERAL INCOME TAX CONSIDERATIONS," "--ANTICIPATED ACCOUNTING TREATMENT," "--EFFECT ON STOCK OPTIONS" and "--DEREGISTRATION OF STERITEK COMMON STOCK" of the Proxy Statement is incorporated herein by reference.

Item 8.     Fairness of the Transaction.

      (a) The information set forth in the sections entitled "SUMMARY," "INTRODUCTION--MATTERS TO BE CONSIDERED AT THE SPECIAL MEETING" and "SPECIAL FACTORS--FAIRNESS OF THE MERGER; RECOMMENDATION OF THE BOARD OF DIRECTORS" of the Proxy Statement is incorporated herein by reference.

      (b) The information set forth in the sections entitled "SPECIAL FACTORS--BACKGROUND OF THE MERGER," "--FAIRNESS OF THE MERGER; RECOMMENDATION OF THE BOARD OF DIRECTORS" and "--REPORT FROM STERITEK'S FINANCIAL ADVISOR; FAIRNESS OF THE TRANSACTION" of the Proxy Statement is incorporated herein by reference.

      (c) The information set forth in the sections entitled "SUMMARY," "INTRODUCTION--MATTERS TO BE CONSIDERED AT THE SPECIAL MEETING," "--VOTING AT THE SPECIAL MEETING," "THE MERGER--CONDITIONS TO THE MERGER," and "THE MERGER AGREEMENT--TERMINATION OF THE MERGER AGREEMENT; TERMINATION FEES" of the Proxy Statement is incorporated herein by reference.

      (d) The information set forth in the sections entitled "SPECIAL FACTORS--BACKGROUND OF THE MERGER," "--FAIRNESS OF THE MERGER; RECOMMENDATION OF THE BOARD OF DIRECTORS" and "--REPORT FROM STERITEK'S FINANCIAL ADVISOR; FAIRNESS OF THE TRANSACTION" of the Proxy Statement is incorporated herein by reference.

      (e) The information set forth in the sections entitled "INTRODUCTION--MATTERS TO BE CONSIDERED AT THE SPECIAL MEETING," "--VOTING AT THE SPECIAL MEETING" and "SPECIAL FACTORS--BACKGROUND OF THE MERGER" of the Proxy Statement is incorporated herein by reference.

      (f) There have been no other offers of which the Issuer or affiliate is aware as described in Item 8(b)(viii) of the instructions to
Item 8(b) of Schedule 13E-3. See, however, "SPECIAL FACTORS--BACKGROUND OF THE MERGER" and "--REPORT FROM STERITEK'S FINANCIAL ADVISOR--COMPARABLE TRANSACTIONS ANALYSIS" and "--CARAUSTAR OFFER TO PURCHASE STERITEK."

Item 9.     Reports, Opinions, Appraisals and Certain Negotiations.

      (a)-(c) The information set forth in the sections entitled "SPECIAL FACTORS--FAIRNESS OF THE MERGER; RECOMMENDATION OF THE BOARD OF DIRECTORS," and "--REPORT FROM STERITEK'S FINANCIAL ADVISOR; FAIRNESS OF THE TRANSACTION" of the Proxy Statement is incorporated herein by reference. Pursuant to General Instruction D of Schedule 13E-3, the Opinion of John Durkin Associates, LLC, dated January 27, 1999, the Report of John Durkin Associates, LLC, presented to the Board of Directors of the Issuer on January 29, 1999, and the Steritek, Inc. Projected Financial Statements January 1, 1999 through June 30, 2001, attached at Exhibits (b)(1), (b)(2) and (b)(3) respectively, are incorporated herein by reference. Copies of the Opinion and the reports mentioned in this paragraph will be made available for inspection and copying at 122 Moonachie Avenue, Moonachie, New Jersey 07074, during regular business hours for any interested holder of the Company's Common Stock. Copies of the Opinion and the reports mentioned in this paragraph may also be transmitted to any interested holder of the Company's Common Stock or his or her representative at the expense of the shareholder, if so requested.

Item 10.    Interest in Securities of the Issuer.

      (a)        The information set forth in the sections entitled
"SUMMARY," "SPECIAL FACTORS--INTERESTS OF CERTAIN PERSONS IN THE MERGER; CONFLICTS OF INTEREST," "--PURPOSE OF THE MERGER," "--CERTAIN EFFECTS AND DETRIMENTS OF THE MERGER" and "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" of the Proxy Statement is incorporated herein by reference.

      (b) The information set forth in the section entitled "CERTAIN TRANSACTIONS IN THE COMMON STOCK" is incorporated herein by reference.

Item 11. Contracts, Arrangements or Understandings with Respect to the Issuer's Securities.

            The information set forth in the section entitled "SPECIAL FACTORS--INTERESTS OF CERTAIN PERSONS IN THE MERGER; CONFLICTS OF INTEREST" of the Proxy Statement is incorporated herein by reference.

Item 12. Present Intention and Recommendation of Certain Persons with Regard to the Transaction.

      (a)-(b) The information set forth in the sections entitled "INTRODUCTION--VOTING AT THE SPECIAL MEETING," "SPECIAL FACTORS--BACKGROUND OF THE MERGER," "--INTERESTS OF CERTAIN PERSONS IN THE MERGER; CONFLICTS
OF INTEREST," "--FAIRNESS OF THE MERGER; RECOMMENDATION OF THE BOARD OF DIRECTORS" and "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" of the Proxy Statement is incorporated herein by reference.

Item 13.    Other Provisions of the Transaction.

      (a) The information set forth in the sections entitled "SUMMARY--NO DISSENTING SHAREHOLDER RIGHTS" and "NO DISSENTING SHAREHOLDER RIGHTS" of the Proxy Statement is incorporated herein by reference.

      (b)        Not applicable.

      (c)        Not applicable.

Item 14.    Financial Information.

      (a)-(b) The information set forth in the section entitled "SELECTED CONSOLIDATED FINANCIAL DATA OF THE COMPANY" of the Proxy Statement, is incorporated herein by reference. Pursuant to General Instruction D of Schedule 13E-3, the Company's Annual Report on Form 10-K/A for the fiscal year ended June 30, 1998 and the Company's Quarterly Report on Form 10-Q/A for the quarter ended December 31, 1998 is incorporated herein by reference.

     The book value per share of the Company's Common Stock on December 31, 1998 was $0.60. The ratio of earnings to fixed charges for the fiscal years ended June 30, 1997 and 1998 were ($0.95) to 1 and $.506 to 1, respectively.

Item 15.    Persons and Assets Employed, Retained or Utilized.

      (a) The information set forth in the sections entitled "SPECIAL FACTORS--INTERESTS OF CERTAIN PERSONS IN THE MERGER; CONFLICTS OF INTEREST," and "--PURPOSE OF THE MERGER" of the Proxy Statement is incorporated herein by reference.

      (b) The information set forth in the sections entitled, "SPECIAL FACTORS--BACKGROUND OF THE MERGER" and "--REPORT FROM STERITEK'S FINANCIAL ADVISOR; FAIRNESS OF THE TRANSACTION" of the Proxy Statement is incorporated herein by reference.

Item 16.    Additional Information.

      The Proxy Statement is incorporated herein by reference in its entirety.

Item 17.    Material to Be Filed as Exhibits.

      (a)        Not applicable.

      (b)(1) Opinion of John Durkin Associates, LLC, dated January 27, 1999 (incorporated by reference to Annex II to the Proxy Statement which is filed herewith as Exhibit (d)(1)).

      (b)(2) Report of John Durkin Associates, LLC presented to the Board of Directors of Steritek, Inc. on January 29, 1999 (filed herewith).

      (b)(3) Steritek, Inc. Projected Financial Statements January 1, 1999 through June 30, 2001 (filed herewith)

      (c) Agreement and Plan of Merger dated as of December 4, 1998, between the Issuer and the Acquiror; 8% Guaranteed Subordinated Promissory Note; Employment Agreement between Quality Packaging Specialists, Inc. and Albert J. Wozniak; Employment Agreement Between Quality Packaging Specialists, Inc. and James K. Wozniak (incorporated by reference to Annex I to the Proxy Statement which is filed herewith as Exhibit (d)(1)).

      (d)(1) Schedule 14A Proxy Statement pursuant to Section 14(a) of the Securities Exchange Act of 1934, filed herewith.

      (d)(2) Form of Proxy (incorporated by reference to the Proxy Statement which is filed herewith as Exhibit (d)(1)).

      (d)(3) Form 8-K filed by the Issuer, dated December 16, 1998 (incorporated herein by reference).

      (e)        Not applicable.

      (f)        Not applicable.

                                   SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                           Steritek, Inc.


Dated: April 28, 1999                    By: /s/ James K. Wozniak
                                           ------------------------------
                                           Vice President
                                           and Chief Financial Officer

                                           Albert J. Wozniak


Dated: April 28, 1999                      /s/ Albert J. Wozniak
                                           ------------------------------
                                           Name: Albert J. Wozniak


                                          Quality Packaging Specialists, Inc.


Dated: April 28, 1999                      /s/ K. Michael Ricketts
                                           ------------------------------
                                           Name: K. Michael Ricketts
                                           Title: President